

Mail Stop 4720

June 5, 2017

Jerry D. Golemon
Chief Financial Officer
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, TX 77301

> **Re: Spirit of Texas Bancshares, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 10, 2017**
> **CIK No. 0001499453**

Dear Mr. Goleman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Our History and Growth, page 1

2.   Please revise to balance your disclosure regarding your growth rate during the last three years. For example, while your total deposits have experienced a significant growth year over year, your net income in the last two years experienced a more modest growth.

Our Markets, page 7

3.   To the extent available, please provide a more recent statistic regarding the ranking of the Houston metropolitan area's gross domestic product.

Risks Related to this Offering and an Investment in our Common Stock, page 30

Our corporate organizational documents and certain corporate banking provisions of Texas law to which we are subject contain certain provisions that could have an anti-takeover effect…, page 36

4.   Please address the risk resulting from your charter's exclusive forum provisions under a separate captioned risk factor.

Business, page 43

Our Banking Strategy, page 45
Diverse Lending Platform, page 45
Deposit Gathering Focus, page 46

5.   You disclose that part of your approach is to equip commercial lenders with tools and support necessary to support their clients and to incentivize them according to a strict set of performance guidelines. You also disclose that you recently re-aligned your incentive program to encourage your lenders to drive deposit generation from commercial customers. In an appropriate section of the filing briefly describe how you manage your relationship with the 42 lenders, what tools and support you provide to them, the characteristics of the incentive program and how it was re-aligned.

Our Banking Services, page 48

1-4 Single Family Residential Real Estate Loans, page 50

Foreign National Loans, page 50

6.   You disclose that loans to foreign nationals include larger down payments than would be normally be required, minimum reserves of six months held in your bank and monthly

Jerry D. Golemon
Spirit of Texas Bancshares, Inc.
June 5, 2017
Page 3

escrows. Please clarify the meaning of minimum reserves of six months (i.e., 6 months of mortgage payments?).

Non-GAAP Financial Measures, page 85

7.   Please revise to present a reconciliation for your non-GAAP measures "tangible book value per share", "tangible equity to tangible assets", and "efficiency ratio" to clearly disclose the most directly comparable GAAP measures (i.e., book value per share, total common stockholders' equity to total assets, and the GAAP efficiency ratio) reconciled to the non-GAAP measures. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

Executive Compensation and Other Matters, page 113

Summary Compensation Table, page 113

8.   We note that for 2017, the compensation committee selected a number of financial targets for purposes of determining the annual incentive bonus. Please tell us whether the bonus paid in 2016 was of a discretionary nature or whether it was determined pursuant to certain performance criteria. Please note that pursuant to Item 402(o) of Regulation S-K, you should include narrative disclosure of material factors necessary to an understanding of the information disclosed in the summary compensation table.

Index to Financial Statements, page F-1

9.   Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

You may contact Staff Accountant, Ben Phippen, (202) 551-3697, or Staff Accountant, Michael Volley, at (202) 551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Elise F. Green
       Jackson Walker LLP